

Mail Stop 7010

January 15, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Robert Rubin
Chief Financial Officer
Solar Thin Films, Inc.
25 Highland Blvd.
Dix Hills, NY 11746

   RE: **Form 10-KSB for the fiscal year ended December 31, 2007**
      Form 10-Q for the quarter ended September 30, 2008
      File No. 001-13549

Dear Mr. Rubin:

  We issued comments to you on the above captioned filings on December 10, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by January 30, 2009 addressing these outstanding comments.

  If you do not respond to the outstanding comments by January 30, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief